FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                04 February, 2004


                                    mmO2 plc


                                Wellington Street
                       Slough, Berkshire SL1 1YP, England

                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                         Form 20-F..X... Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ________


Enclosure:

Copy of announcement regarding Milestone in Airwave sent to the London Stock Exchange on 04 February, 2004 press release

PR0402

For release 4 February 2004


                         MILESTONE IN AIRWAVE ROLL-OUT

   O2 Airwave provided to more than 30 police forces. Contract signed with UK
                            Atomic Energy Authority

O2 Airwave, mm02's advanced TETRA-based communications network for the emergency services, has now been delivered to more than 30 police forces and 35,000 officers and support staff. In addition, the Company today announces a 15-year, GBP3.3 million deal to provide secure communications for the UK Atomic Energy
Authority Constabulary.

The state-of-the-art system is on track for completion in 2005, in accordance with the GBP2.9bn PFI contract. Already delivered to the Metropolitan Police
Force, the latest forces to receive the system are Northamptonshire, West
Yorkshire, City of London and Cheshire. When rollout is complete, all police will be able to communicate with each other regardless of location.

Peter Richardson, managing director of mmO2's Airwave business, said the technology is a major boost to public safety. "We are already receiving very good feedback from the police about the benefits of Airwave. The simple fact that it can't be scanned, for example, means that criminals are being caught 'in the act'. We are also finding that officers like the emergency button on their new handsets as it gives them instant access to back-up at the time when they need it most."

O2 Airwave helps police officers to be more efficient and effective by providing clear, secure and reliable communication. The new handsets are radios as well as mobile phones, enabling officers to return less often to the station and so ensuring the more effective use of control room resources. In addition, the handsets act as data devices and this can allow officers to receive information from the Police National Computer when this service is fully rolled out.

O2 Airwave is currently bidding for national contracts with fire and ambulance services. If all three 'blue light' services use Airwave they will have, for the first time ever, the ability to communicate seamlessly with each other should an incident require a consolidated approach. The company is also licensed by the DTI to offer Airwave to other public safety users in the UK, of which there are around 100.

                                     -ends-

Notes to Editors:

What is Airwave?

O2 Airwave, part of mmO2 plc, is a sophisticated communications system for the emergency and other public safety ('blue light') services.

It will help make Britain safer by facilitating more effective and efficient policing and it offers the opportunity for more 'joined up' public safety services.

The service is being provided to all police forces throughout England, Scotland and Wales as part of a GBP2.9bn UK Government contract. Rollout to the police is due for completion at the end of 2005.

O2 Airwave is currently bidding for national contracts with the fire and ambulance services.

Key Benefits of O2 Airwave to the Police

  - For the first time ever, police can have radio coverage wherever they need it - even in radio 'cold spots'. And Airwave filters out background noise - ensuring clearer communications from the noisiest of environments, from motorways or school playgrounds to factories and night-clubs.
  - Because all Airwave communications are encrypted, they cannot be scanned or monitored by outsiders, so helping police stay one step ahead of criminals. And, as police forces across the country adopt the service, Airwave will help neighbouring forces communicate seamlessly with one another on the same system for the first time.
  - Airwave will also make life on the beat safer for officers. Improved coverage as well as emergency buttons on Airwave handsets enable officers to call for urgent assistance.
  - The system's unique, multi-functional handsets can double as a digital radio and mobile phone in one - and will also function as data terminals - enabling officers in the field to access local and national databases, including driving license information and records on the Police National
    Computer. This means that officers will be able to check information where and when they need to - much more quickly than they can at present, and without having to return to the station.
  - Because Airwave also offers the option to set up talk groups and enables direct officer-to-officer communications (without the need to route all calls through control centres) it will be of real help at major incidents and emergencies, at which effective communications really can help to save lives.

The Technology

O2 Airwave uses Motorola TETRA (Terrestrial Trunked Radio) technology. TETRA is an open digital trunked radio standard defined by the European
Telecommunications Standardisation Institute (ETSI) to meet the needs of the most demanding professional mobile radio users. As this is a completely new national network for the UK, Airwave is undertaking a major network building programme to provide geographical (as opposed to population) coverage.
Motorola's level three encryption security will provide the highest level of secure TETRA communications technology commercially available today. For more information: www.motorola.com/TETRA

Use of Airwave to Date

Airwave has now been delivered to 30 of the 53 police forces (Gloucestershire, Lancashire, North Yorkshire, Northumbria, Durham, Hertfordshire, Suffolk, West
Mercia, Greater Manchester, Wiltshire, Avon & Somerset, Merseyside, South Wales,
Leicestershire, Derbyshire, Cambridgeshire, Humberside, Bedfordshire,
Nottinghamshire, Lincolnshire, Thames Valley, Dorset, South Yorkshire, Surrey,
Cleveland, Gwent, West Yorkshire, Cheshire, Northamptonshire, City of London and the Metropolitan Police Force. It has the ability to provide integrated communications to all emergency services.

The delivery of the Airwave network to a force is followed by several months of force activity as they prepare to give up their old systems and move to the new service.

Use of the system by the British Transport Police follows hard on the heels of Airwave's availability within a particular county.

O2 Airwave is also being used within Lancashire and Shropshire Fire and Rescue
Services, as well as Hereford & Worcester Ambulance Trust.

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


Contact details:

mmO2 Contact:                                         O2 Airwave Contact:

David Nicholas                                        Claire Parker
Director of Communications                            Press Relations Manager
mmO2 plc                                              O2 Airwave
david.nicholas@o2.com                                 claire.parker@o2.com
t: +44 (0)771 575 9176                                t: +44 (0)7712 772771


mmO2 press office: 01753 628402


   All mmO2 Group news releases can be accessed at our web site: www.mmo2.com





                              SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 mmO2 plc


Date: 04 February, 2004                By:___/s/ Robert Harwood___

                                           ROBERT HARWOOD
                                           Assistant Secretary